PRESS RELEASE

Sanofi Divests Dermik Dermatology Unit

to Valeant Pharmaceuticals International, Inc.

- Strategic Divestiture to focus on Growth Platforms in the United States and Canada -

Paris, France - July 11, 2011 - Sanofi (EURONEXT: SAN and NYSE: SNY) announced today the strategic divestiture of its dermatology business, Dermik, to Valeant Pharmaceuticals International Inc. (NYSE/TSX: VRX) (“Valeant”), for a total cash consideration of US $425 million. Valeant is a pharmaceutical company focused on the neurology and dermatology therapeutic areas, based in Mississauga, Ontario, Canada.

Dermik has a significant presence in the medical dermatology market in the United States and Canada with a strong field force and well-known brands. Dermik’s portfolio includes leading therapeutic and aesthetic dermatology brands such as BenzaClin® for the treatment of acne, Carac® for the treatment of keratoses and Sculptra®, a facial injectable for the correction of facial wrinkles and folds.

The scope of this transaction includes Dermik assets, which consist of an aesthetic and therapeutic business in the United States and Canada, as well as an aesthetic business around the world with sales of US $206 million in 2010. Also included in the scope is Sanofi’s Laval, Canada site, which includes Dermik’s manufacturing facility. Sanofi’s Canadian affiliate, sanofi-aventis Canada, will maintain its operations in greater Montreal.

Sanofi decided to divest its dermatology business with the intention to further concentrate on its growth platforms. Sanofi believes that Dermik will benefit from being part of a larger dermatology business.

“Our strategy is based upon our growth platforms and innovation,” declared Christopher A. Viehbacher, Chief Executive Officer of Sanofi. “This divestiture allows us to rationalize our portfolio and improve focus on our core businesses. Our manufacturing operations in Laval and our field operations teams will benefit from Valeant’s stronger presence in dermatology.”

“We are pleased to add another strong dermatology franchise to our growing operations in the U.S. and Canada,” stated J. Michael Pearson, Chairman and Chief Executive Officer of Valeant. “Dermik’s assets, both in the medical and aesthetic therapeutic areas, provide us with exciting opportunities to leverage our combined portfolios in our current markets as well as options to expand Valeant’s presence to other territories. Furthermore, the manufacturing facility will provide increased capacity for our future growth initiatives in the U.S and Canada.”

The closing of the transaction is subject to customary conditions, including clearance by certain antitrust authorities.

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About Dermik

Dermik is a leading global dermatology business with approximately 140 employees in the U.S. dermatology division and 200 in Laval, Canada. Activities include the manufacturing, marketing and sale of both therapeutic and aesthetic dermatology products including leading brands such as Benzaclin® for the treatment of acne, Carac® for the treatment of keratoses and Sculptra®, a facial injectable for the correction of facial wrinkles and folds. Founded in 1947, Dermik is one of the oldest dermatology businesses in the United States. Dermik currently markets a portfolio of 18 products in total, including 10 products in the United States. While primarily a US business, the Dermik business has a significant presence in the medical dermatology market in Canada. Additionally, Dermik markets 2 aesthetic products in 29 countries outside North America. Many of Dermik’s products are manufactured at the manufacturing and packaging facility located in Laval, Canada.

About Valeant Pharmaceuticals International, Inc.

Valeant Pharmaceuticals International, Inc. (NYSE/TSX: VRX) is a multinational specialty pharmaceutical company that develops, manufactures and markets a broad range of pharmaceutical products primarily in the areas of neurology, dermatology and branded generics. More information about Valeant Pharmaceuticals International, Inc. can be found at www.valeant.com.

About Sanofi

Sanofi, a global and diversified healthcare leader, discovers, develops and distributes therapeutic solutions focused on patients’ needs. Sanofi has core strengths in the field of healthcare with seven growth platforms: diabetes solutions, human vaccines, innovative drugs, rare diseases, consumer healthcare, emerging markets and animal health. Sanofi is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY). www.sanofi.com

Forward Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans” and similar expressions. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labeling and other matters that could affect the availability or commercial potential of such products candidates, the absence of guarantee that the products candidates if approved will be commercially successful, the future approval and commercial success of therapeutic alternatives, the Group’s ability to benefit from external growth opportunities as well as those discussed or identified in the public filings with the SEC and the AMF made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2010. Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements.

Contacts:

Media Relations	Investor Relations
Jean-Marc Podvin	Sebastien Martel
Tel: +33 (0) 1 53 77 46 46	Tel: +33 (0) 1 53 77 45 45
E-mail: mr@sanofi.com	E-mail: ir@sanofi.com

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